                                                 File No. 70-8779


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                _________________________________

                         AMENDMENT NO. 1
                               TO
                            FORM U-1
               __________________________________

                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215

           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215

                    APPALACHIAN POWER COMPANY
            40 Franklin Road, Roanoke, Virginia 24022

                 COLUMBUS SOUTHERN POWER COMPANY
          215 North Front Street, Columbus, Ohio  43215

                 INDIANA MICHIGAN POWER COMPANY
          One Summit Square, Fort Wayne, Indiana  46801

                     KENTUCKY POWER COMPANY
          1701 Central Avenue, Ashland, Kentucky  41101

                     KINGSPORT POWER COMPANY
          422 Broad Street, Kingsport, Tennessee  37660

                       OHIO POWER COMPANY
         339 Cleveland Avenue, S.W., Canton, Ohio  44702

                     WHEELING POWER COMPANY
        51 - 16th Street, Wheeling, West Virginia  26003
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215

       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)





     American Electric Power Company, Inc. ("American"), a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), hereby amend its Application or Declaration on Form U-1 in File No. 70-8779, as follows:
     1. By adding American Electric Power Service Corporation, Appalachian Power Company, Columbus Southern Power Company, Kentucky Power Company, Kingsport Power Company, Indiana Michigan Power Company, Ohio Power Company and Wheeling Power Company, (sometimes collectively referred to herein as "Applicants"), as parties to this Application or Declaration.

     2. By amending and restating the introductory paragraph and sections A, B and C of Item 1. Description of Proposed Transaction to read as follows:
          "American requests authority through December 31, 2000 to form one or more direct or indirect new subsidiaries ('New Subsidiaries') to engage in the business of brokering and marketing energy commodities ('Energy Commodities').
          A.   New Business
          The New Subsidiaries propose to engage in the businesses of brokering and marketing Energy Commodities. Energy Commodities include, but are not limited to, natural and manufactured gas, electric power, emission allowances, coal, oil, refined petroleum, refined petroleum products and natural gas liquids. Their brokering business will involve arranging the sale and purchase, transportation, transmission and storage of Energy Commodities for a commission. Their marketing business will involve entering into contracts to sell, purchase, exchange, pool, transport, transmit, distribute, store and otherwise deal in Energy Commodities. The New Subsidiaries may from time to time have an inventory of Energy Commodities; however, they will not own or operate facilities used for the production, generation, processing, storage, transmission, transportation, or distribution of Energy Commodities.
          Although they will not sell electric power to retail customers if such sales are not permitted by law, the New Subsidiaries propose to broker and market Energy Commodities to retail and wholesale customers. In order to manage the risk associated with brokering and marketing Energy Commodities, the New Subsidiaries may enter into futures, forwards, swaps and options contracts relating to Energy Commodities. No future, forward, swap or option contract will be entered into for speculation; such contract will only be entered to manage risk associated with brokering and marketing Energy Commodities. No New Subsidiary will be a public utility company under the 1935 Act.
          In addition to forming New Subsidiaries, American may acquire a direct or indirect interest in a business that brokers or markets, or both brokers and markets, Energy Commodities.

               B.   Service Agreements with New Subsidiaries
          The New Subsidiaries propose to enter into Service Agreements with American Electric Power Service Corporation ('AEPSC') and the operating company subsidiaries of American ('Operating Subsidiaries') pursuant to which personnel and other resources of AEPSC and the Operating Subsidiaries may be made available to the New Subsidiaries, upon request, to support the New Subsidiaries in connection with their authorized activities. The Service Agreements will require that AEPSC and the Operating Subsidiaries provide, account for and bill their services to the New Subsidiaries, utilizing a work order system, on a full cost reimbursement basis in accordance with Rules 90 and 91 under the 1935 Act. The reimbursed cost of services identified through the work order system will include all direct charges and a prorated share of other related costs.
          The Service Agreements also will provide that AEPSC and the Operating Subsidiaries make warranties of due care and compliance with applicable laws to the New Subsidiaries with respect to the performance of the services requested, but failure to meet these obligations will not subject them to any claim or liability, other than to reperform the work at cost in accordance with the work order. Furthermore, AEPSC and the Operating Subsidiaries will be indemnified by the New Subsidiaries against liabilities to or claims of third parties arising out of the performance of work on behalf of the New Subsidiaries.
          Under the Service Agreements, AEPSC and each Operating Subsidiary will make available personnel or resources requested by the New Subsidiaries, if it has or can have available such personnel or resources. AEPSC and each Operating Subsidiary will determine the availability of its personnel and resources.
          Initially, the New Subsidiaries are not expected to have employees. They will use the personnel and resources of AEPSC and of the Operating Subsidiaries to broker and market Energy Commodities on their behalf and to administer their businesses. No more than 1% of the employees of the Operating Subsidiaries will, at any one time, directly or indirectly render services to the New Subsidiaries.
          C.   Initial Capitalization of New Subsidiaries and
     Guaranties by American

          As the initial capitalization, a New Subsidiary is expected to issue and sell up to 100 shares of Common Stock for approximately $100 to American, or if the New Subsidiary is an indirect subsidiary of American, to a subsidiary of American. Under Rule 52, the issuance of additional securities by the New Subsidiaries as well as their acquisition is exempt from prior Commission authorization under the 1935 Act. In addition, Rule 45(b)(4) exempts the making of cash capital contributions to New Subsidiaries from prior Commission authorization. American, however, does not expect to invest more than $100,000,000 in the New Subsidiaries prior to December 31, 2000, either by acquisition of securities or making capital contributions which are exempt from Commission approval under Rules 45(b)(4) and 52.
          American requests authority through December 31, 2000 to guarantee the debt and other obligations of the New Subsidiaries. The maximum amount of debt that American proposes to guarantee is $50,000,000. The maximum amount of other obligations that American proposes to guarantee is $200,000,000.
          Debt financing of the New Subsidiaries which is guaranteed by American will not (i) exceed a term of 15 years or (ii)(a) bear a rate equivalent to a floating interest rate in excess of 2.0% over the prime rate, London Interbank Offered Rate or other appropriate index, in effect from time to time or (b) bear a fixed rate in excess of 2.50% above the yield at the time of issuance of United State Treasury obligations of a comparable maturity. Any commitment and other fees on the debt will not exceed 50 basis points per annum on the total amount of debt financing.
          Obligations of the New Subsidiaries (other than debt guaranteed by American) may take the form of bid bonds or performance or other direct or indirect guarantees of contractual or other obligations. Such arrangements may be necessary in order for the New Subsidiaries to satisfy a customer that they have the support for their contractual obligations."

                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

               AMERICAN ELECTRIC POWER SERVICE CORPORATION
               APPALACHIAN POWER COMPANY
               COLUMBUS SOUTHERN POWER COMPANY
               KENTUCKY POWER COMPANY
               KINGSPORT POWER COMPANY
               INDIANA MICHIGAN POWER COMPANY
               OHIO POWER COMPANY
               WHEELING POWER COMPANY


               By /s/ John F. Di Lorenzo, Jr.
                             Secretary


               AMERICAN ELECTRIC POWER COMPANY, INC.


               By  /s/ John F. Di Lorenzo, Jr.
                        Assistant Secretary


Dated:  February 13, 1996



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